UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934

Life Exchange, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

53184V 10 8
(CUSIP Number)

Laura E. Anthony, Esquire
330 Clematis Street, Suite 217
West Palm Beach, FL 33401
(561)514-0936
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 9, 2007
(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section §240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David Dorr

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States

Number of Shares		7.	Sole Voting Power 75,680,000
Beneficially
Owned by Each		8.	Shared Voting Power 0
Reporting
Person With		9.	Sole Dispositive Power 75,680,000

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 75,680,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 42,826%

14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, $.001 par value ("Common Stock"), of Life Exchange, Inc., a Nevada corporation (the "Company"). The address of the Company's principal executive offices is 2001 Biscayne Blvd, Suite 2102, Miami, Florida 33137

Item 2. Identity and Background.

(a)   David Dorr

(b)   Business Address: 2001 Biscayne Blvd, Suite 2102, Miami, Florida 33137.

(c)    President , Chief Executive Officer, acting Chief Financial Officer and Director of the Issuer

(d)   Criminal Proceedings: None

(e)   Civil Proceedings: None

(f)    Citizenship: United States

Item 3. Source and Amount of Funds or Other Consideration.

David Dorr is a founder of Life Exchange, Inc.  Mr. Dorr was originally issued securities in the private company, upon its formation, in exchange for his ongoing capital contribution (in the form of paying operating expenses) and services rendered.  On December 22, 2005 the Company issued 75,680,000 shares of common stock valued at $29,767 to David C. Dorr in exchange for shares of the predecessor private Company.  All funds invested in the Company by Mr. Dorr are the personal funds of Mr. Dorr.

Item 4. Purpose of Transaction.

Mr. Dorr is a founder of the Issuer and works full time at its business and operations.  The purposes of his shareholdings are two-fold.  First, to ensure that he has the incentive to continue to work at the business of the Company and second, for the potential of personal monetary gain.

Mr. Dorr does not have any present plans or proposals that relate to or would result in the occurrence of any of the events or matters described in Item 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)   Mr. Dorr is deemed the beneficial owner of 75,680,000  shares of Common Stock of the Company representing 42.826% of the Common Stock of the Company outstanding as of October 2, 2007.

(b)   Mr. Dorr has sole voting power over 75,680,000 shares of the Common Stock and shared voting power over 0 shares of the Common Stock. He has sole dispositive power over 75,680,000 shares of the Common Stock and shared dispositive power over 0 shares of the Common Stock.

(c)   Mr. Dorr has not effected any transactions in the Common Stock during the past 60 days.

(d)   No other person has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities owned by Mr. Dorr.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 24, 2007

By:	/s/ DAVID DORR
Name/Title: David Dorr

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